Exhibit (a)(1)(vi)

Cover Letter to Amended Offer to Purchase and Amended Letter of Transmittal

O'Connor Fund of Funds: Aggregated Alpha Strategies LLC

April 8, 2013

Dear O'Connor Fund of Funds: Aggregated Alpha Strategies LLC Investor:

We are writing to inform you that O'Connor Fund of Funds: Aggregated Alpha Strategies LLC (the "Fund") has amended its offer, dated March 20, 2013, to purchase outstanding limited liability company interests of the Fund ("Interests") or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of June 30, 2013 (the "Offer").

INCREASE OF THE SIZE OF THE OFFER

The Offer amount is being increased from $20,000,000 to $30,000,000 in Interests, on the same terms and subject to the same conditions set forth in the Offer to Purchase, which originally was filed by the Fund with the Securities and Exchange Commission on March 20, 2013, as Exhibit (a)(1)(iii) to the Issuer Tender Offer Statement on Schedule TO.

EXTENSION OF THE OFFER

The Fund has extended the expiration date of the Offer from the end of the day on Tuesday, April 16, 2013 at 12:00 midnight, New York time, to the end of the day on Friday, April 19, 2013 at 12:00 midnight, New York time.  Investors may tender all or a portion of their Interests for purchase pursuant to the Offer until the new expiration date.  Until this time, you have the right to change your mind and withdraw your Interests from consideration for purchase.  If we do not accept your Interests by the end of the day on April 19, 2013, at 12:00 midnight, you may still withdraw your Interests at any time after May 17, 2013, so long as your offer has not been accepted, and at any other time prior to June 30, 2013, the date on which the Fund's estimated net asset value will be calculated, but only with the Fund's consent.

Except as described in this letter, all other terms of the Offer, dated March 20, 2013, shall remain the same.

Enclosed is a revised Letter of Transmittal.  If you would like the Fund to purchase your Interests, please mail or fax the enclosed revised Letter of Transmittal (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), at the address/fax number listed below so that it is received before the end of the day on April 19, 2013 at 12:00 midnight, New York time:

O'Connor Fund of Funds: Aggregated Alpha Strategies LLC
c/o BNY Mellon Investment Servicing (US) Inc.
P.O. Box 857
Claymont, Delaware 19703-9911
Phone:	(877) 431-1973
Fax:	(302) 793-8201
(302) 793-8202
Attention:	Tender Offer Administrator

If you already have mailed or faxed the Letter of Transmittal, dated March 20, 2013, to BNY, no further action is required at this time.  Alternatively, if you have not already mailed or faxed the Letter of Transmittal, dated March 20, 2013, or do not wish for the Fund to purchase your Interests, please disregard this notice and take no action.

All requests to tender Fund interests must be received by BNY, either by mail or by fax, in good order, by April 19, 2013.  If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal with BNY by calling (877) 431-1973.  Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting BNY to confirm receipt.  If you fail to confirm receipt of your Letter of Transmittal with BNY, there can be no assurance that your tender has been received by the Fund.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or the Tender Offer Administrator at BNY, (877) 431-1973.

Sincerely,

O'Connor Fund of Funds: Aggregated Alpha Strategies LLC

Enclosure